TransCanada 450 - 1st Street SW Calgary, Alberta, Canada T2P 5H1

December 13, 2016

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Attn: Nicholas P. Panos

Re:	TransCanada Corporation, et al.
Schedule 13E-3
Filed November 21, 2016
File No. 005-88754

Columbia Pipeline Partners LP
Preliminary Proxy Statement on Schedule 14A
Filed November 21, 2016
File No. 001-36835

Dear Mr. Panos:

We submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated December 8, 2016, with respect to the above-referenced filings.

Columbia Pipeline Partners LP (“CPPL”) is filing concurrently with this letter an Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”), which includes revisions in response to the Staff’s comments. In addition, TransCanada Corporation (“TransCanada”), TransCanada PipeLines Limited (“TPL”), TransCanada PipeLine USA Ltd. (“TransCanada USA”), Columbia Pipeline Group, Inc. (“CPG”), Columbia Energy Group (“CEG”), Pony Merger Sub LLC (“Merger Sub”), CPP GP LLC (“CPP GP”) and CPPL are filing concurrently with this letter an amended Schedule 13E-3 (the “Amended Schedule 13E-3”). For your convenience, we have recited the comments from the Staff in italicized, bold type and have followed each comment with our response. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Schedule 13E-3 | Rule 13e-3 Transaction Statement

General

1.	Under the subheading titled “Introduction,” in the penultimate paragraph, please revise the typographical error to expressly indicating that the transaction statement is being filed pursuant to “Rule 13e-3.” Please note that similar errors also exist on the cover page.

In response to the Staff’s comments, we have corrected the typographical errors on the cover page and in the penultimate paragraph of the “Introduction” section on page 1.

2.	Given that Columbia Pipeline Partners LP is soliciting shareholder approval for the proposed transaction, please revise the Schedule 13E-3 to reflect their inclusion as a filing person and provide all required disclosures, including an express fairness determination under Item 8. Item 1014(a), by its terms, requires the subject company—a term defined under Item 1000(f) of Regulation M-A—to produce a fairness determination to the extent engaged in a Rule 13e-3 transaction. See Question 101.01 in our publicly available guidance accessible via the following link: https://www.sec.gov/divisions/corpfin/guidance/13e-3-interps.htm.

In response to the Staff’s comments, we have included CPPL as a filing person on the cover page of the Amended Schedule 13E-3 and revised the references to the filing persons on pages 45 and 46 of Amendment No. 1. In addition, we acknowledge the Staff’s comment on Item 8 and note that CPPL is a limited partnership with no board of directors to make a separate fairness determination. Instead, under CPPL’s partnership agreement, its general partner, CPP GP, manages and directs the affairs of CPPL through the board of directors of CPP GP (the “CPP GP Board”). As disclosed on page 37 of Amendment No. 1, the CPP GP Board delegated to the Conflicts Committee the power and authority to, among other things, (1) determine whether the Merger is fair to CPPL and the holders of CPPL common units other than those held by CPG, CEG, CPP GP and their respective affiliates (the “CPPL Unaffiliated Unitholders”), and (2) determine whether to recommend for approval to the CPP GP Board the Merger. Accordingly, the Conflicts Committee made a separate fairness determination on behalf of CPPL and the CPPL Unaffiliated Unitholders and recommended that the CPP GP Board approve the Merger. In addition, as disclosed on page 37 of Amendment No. 1, the CPP GP Board, acting on behalf of CPPL, made a separate determination that the Merger was fair to CPPL and the CPPL Unaffiliated Unitholders. We have clarified the disclosure to state that the CPP GP Board, acting in its capacity as general partner of CPPL, made the fairness determination on behalf of CPPL and the CPPL Unaffiliated Unitholders on pages 47 and 48 of Amendment No. 1.

3.	We noticed the disclosure that reads, “[t]hrough CPPL’s ownership of Columbia OpCo’s general partner and its 15.7% limited partner interest, CPPL controls all of Columbia OpCo’s assets and operations.” Advise us, with a view toward revised disclosure, whether or not Columbia OpCo is an affiliate engaged in the Rule 13e-3 transaction. See Rule 13e-3(a)(1) (defining “affiliate” as any person that, directly or indirectly, “is controlled by” the issuer).

We acknowledge the Staff’s comment that Columbia OpCo is an affiliate of CPPL. CPPL owns 100% of Columbia OpCo’s general partner, CPG OpCo GP LLC, and therefore, exercises control of Columbia OpCo.

However, we respectfully advise the Staff that Columbia OpCo is not “engaged” in the Rule 13e-3 transaction. The only parties that may be deemed to be “engaged” in the Rule 13e-3 transaction are CPPL and CPP GP, on the one hand, and CPG, Merger Sub and the following affiliates of CPG: CEG, TransCanada USA, TPL and TransCanada. Each of the foregoing entities was involved in the Rule 13e-3 transaction in some capacity. CPPL, CPP GP, CPG and Merger Sub are parties to the merger agreement. CEG, a wholly owned subsidiary of CPG and the holder of all of the outstanding CPPL subordinated units, executed and delivered a written consent approving the merger agreement and the transactions contemplated thereby. Each of TransCanada USA, TPL and TransCanada own, directly or indirectly, 100% of the capital stock of CPG and exercise, directly or indirectly, control over CPG. In addition, the board of directors and management of TransCanada were directly involved in the negotiation of the merger agreement. CPG financed the merger through equity contributions from TransCanada USA.

However, Columbia OpCo is not a party to the merger agreement and had no involvement whatsoever in the transaction. None of its officers, directors or employees had any formal or informal negotiations regarding the transaction and no agreement exists between the parties with respect thereto. In addition, no separate approvals or consents were sought or required from Columbia OpCo to enter into this transaction. We have identified no guidance from the Commission to suggest that the mere existence of any affiliated party (such as a subsidiary) requires the conclusion that such party, by virtue of such status, is deemed “engaged” in a Rule 13e-3 transaction when such transaction technically or practically does not involve such affiliated party.

Accordingly, we respectfully submit to the Staff that Columbia OpCo should not be deemed to have “engaged” in the Rule 13e-3 transaction.

Item 7. Purposes, Alternatives, Reasons and Effects

4.	We noticed the disclosure that states: “The CPG Parties . . . will become the beneficiaries of the savings associated with the reduced burden of complying with the substantive requirements that federal securities laws . . . impose on public companies.” Quantify this benefit to the extent practicable, and disclose the estimated future savings available to the issuer that are directly attributable to bypassing these compliance costs. Please also indicate these savings, which have been generally described as costs associated with regulatory filings, will be realized on an annual, recurring basis.

In response to the Staff’s comments, we have revised our disclosure regarding the estimated future savings. Please see page 51 of Amendment No. 1.

5.	Although the Schedule 13E-3 was filed by affiliates of CPPL, no discussion appears to exist that describes the effect of the Rule 13e-3 transaction will have on CPPL’s net book value or net earnings. The discussion on page 36 of proxy statement further makes clear “the Conflicts Committee did not consider CPPL’s net book value.” Please revise to provide the disclosure sought by Item 1013(d) of Regulation M-A and Instruction 3 thereto by providing the effect of the Rule 13e-3 transaction on each affiliate’s interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages.

We have added disclosure on pages 49 and 50 of Amendment No. 1 to provide the effect of the transaction on the CPG Parties’ interest in CPPL’s net book value and net earnings.

Item 8. Fairness of the Transaction

6.	Please revise to indicate, if true, that specific liquidation, going concern, net book values were not calculated or considered by the issuer going private within the meaning of Rule 13e-3 or the affiliates engaged in the Rule 13e-3 transaction when making their respective fairness determinations. Refer to Instruction 2 to Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

We respectfully advise the Staff that on page 36 of Amendment No. 1, it is stated that in making the fairness determination, the Conflicts Committee did not consider the liquidation value or net book value of CPPL. Further, it is stated on the same page that the Conflicts Committee considered Jefferies’ financial analyses as an indication of the going concern value of CPPL. As noted on page 37 of Amendment No. 1, the CPP GP Board, acting on behalf of CPPL, considered the factors considered by the Conflicts Committee and expressly adopted the analysis of the Conflicts Committee, which is disclosed on pages 31 to 36 of Amendment No. 1. CPP GP and the CPG Parties did not make their own fairness determinations, as is stated on pages 47 and 48 of Amendment No. 1. Accordingly, we respectfully submit to the Staff that the aforementioned disclosure complies with the requirements of Item 1014 of Regulation M-A.

Item 13. Financial Statements

7.

Item 13 of the Schedule 13E-3 indicates that financial information has been incorporated by reference. Under Instruction 1 to Item 13 of Schedule 13E-3, a summary of such financial information must be provided in accordance with Item 1010(c) of Regulation M-A. As the summary disclosure appears incomplete, please revise to provide summary financial information that complies fully with Item 1010(c)

of Regulation M-A for all periods required by Item 13 of Schedule 13E-3. For example, the balance sheet must be summarized in accordance with Item 1-02(bb) of Regulation S-X. Book value per share also must be computed as of the date of the most recent balance sheet. See Item 1010(c)(5) of Regulation M-A. Refer to Interpretation I.H.7, accessible via the following link, for guidance in complying with an instruction in the tender offer context but nearly identical to Instruction 1: http://www.sec.gov/interps/telephone/phonesupplement3.htm.

In response to the Staff’s comments, we have revised the disclosure on pages 76 and 77 of Amendment No. 1.

Exhibit 99(c)(2), (c)(4), (c)(5), (c)(6)

8.	We noticed the disclosure that indicated that, “[t]hese materials are solely for use of the Committee and may not be used for any other purpose or disclosed to any party without Jeffries’ prior written consent.” Other language included in this disclaimer is objectionable inasmuch as it states: “Jeffries, its affiliates and its and their respective employees, directors, officers, contractors, advisors, members, successors and agents shall have no liability with respect to any information or matter contained herein.” Please revise the disclosure statement to be mailed to shareholders to state, if true, that Jeffries has consented to the use of its materials by the filing persons for purposes of public disclosure in the Schedule 13E-3. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the link below as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm.

In response to the Staff’s comment, we respectfully advise the Staff that Jefferies has expressly consented to the inclusion in their entirety of its opinion and the materials it presented to the Conflicts Committee. As a result, we have revised the disclosure on page 40 of Amendment No. 1. In addition, we have also revised the disclaimers located at the beginning of Exhibit (c)(2), (c)(4), (c)(5) and (c)(6).

Preliminary Proxy Statement on Schedule 14A

Information about the Special Meeting and Voting, page 3

9.	At present, the disclosure suggests that the right to use discretionary authority is absolute. Please revise to conform the potential use of discretionary authority to comply with the legal standard set forth in Rule 14a-4(c)(3).

In response to the Staff’s comments, we have revised the disclosure on pages 4, 58 and 87 of Amendment No. 1.

Required Unitholder Votes, page 4

10.	Please revise to define the term “broker non-votes” and explain how such votes could arise in the context of the approval sought by CPPL given that the matter upon which unitholders are being asked to authorize presumably has been classified as “non-routine.”

We have revised the disclosure on page 4 of Amended No. 1 to add a definition of “broker non-votes.” We acknowledge the Staff’s comment that the matter upon which the CPPL common unitholders are being asked to vote is “non-routine” (or “non-discretionary” under the rules of the New York Stock Exchange). We have revised the disclosure on page 4 of the Amended No. 1 to clarify that under the current rules of the New York Stock Exchange, brokers do not have discretionary authority to vote on the Merger Proposal. We have also noted that, since there are no items on the agenda which a broker has discretionary authority to vote upon, CPPL does not expect that there will be any broker non-votes present at the CPPL Special Meeting.

Interests of Certain Persons in the Merger, page 51

11.	Please advise us, with a view toward revised disclosure, whether Item 5(a)(5) is applicable in the context of this transaction by revising to indicate whether any directors of CPP GP are departing following the consummation of the merger with whom CPG has golden parachute agreements. Alternatively, please confirm for us, if true, the reasons why a conclusion was apparently reached that the disclosure was not required.

We respectfully advise the Staff that Item 5(a)(5) is not applicable in the context of this transaction because no directors or named executive officers of CPP GP are departing following the consummation of the merger with whom CPG has golden parachute agreements. We have revised the disclosure on page 52 of Amendment No. 1 to state this fact in the Amendment No. 1.

Cautionary Statement Regarding Forward-Looking Statements, page 54

12.	The Private Securities Litigation Reform Act of 1995, by its terms, does not apply to forward looking statements in Rule 13e-3 transactions. Please delete the incorrect representation.

We acknowledge the Staff’s comment and have revised page 55 of Amendment No. 1 to delete the first sentence under “Cautionary Notice Regarding Forward-Looking Statements” and to replace it in its entirety with the following:

“This proxy statement and the other documents referred to or incorporated by reference into this proxy statement includes certain forward-looking statements regarding, among other things, our plans, strategies and prospects, both business and financial. The safe harbor provisions under Section 27A of the Securities Act and Section 21E of the Exchange Act do not apply to forward-looking statements made in or incorporated by reference into this proxy statement.”

If you have any questions or concerns with respect to the foregoing, please do not hesitate to contact me at (403) 920.5343.

Sincerely,

TRANSCANADA CORPORATION

/s/ Jane Brindle
Jane Brindle
Director, Corporate, Securities & Finance Law

cc:	Gillian A. Hobson
Vinson & Elkins L.L.P.

John Goodgame
Akin Gump Strauss Hauer & Feld LLP